Exhibit 1

(English Translation)

Amended Article 5 to the Articles of Association

Article 5. Share capital

The share capital is EUR 101,141,406.58730, which is divided into 33,657,146 shares, each with a nominal value of EUR 3.00505, made up of one class and series and correlatively numbered from 1 to 33,657,146, both inclusive.

All the shares will confer equal rights and are represented by means of nominative share certificates that may be emitted by means of multiple share certificates, although the shareholders may request individual share certificates at any time.

The total share capital is fully subscribed and paid up.